SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303

TELEPHONE: +1.650.739.3939 • FACSIMILE: +1.650.739.3900

December 21, 2021

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Office of Energy & Transportation

Mr. Ethan Horowitz – Branch Chief

Ms. Jennifer O’Brien – Staff Accountant

Re:	Guangshen Railway Company Limited

Form 20-F for the Year Ended December 31, 2020

Response dated October 27, 2021

File No. 00 1-14362

Dear Mr. Horowitz and Ms. O’Brien:

This letter is being submitted on behalf of Guangshen Railway Company Limited (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in the letter dated November 30, 2021 regarding the Company’s annual report on Form 20-F for the year ended December 31, 2020 (the “2020 20-F”).

The numbered paragraphs below correspond to certain numbered comments in the Staff’s letter dated November 30, 2021. The Staff’s comments are presented in bold.

Form 20-F for Fiscal Year Ended December 31, 2020

Key Information

Risk Factors

Risks Relating to Our Shareholders, page 14

1.

We note the revised disclosure provided in response to prior comment 3. Please revise your disclosure further to address the legal risks associated with operating in China. In addition, provide more detailed disclosure with regard to whether legal and operational risks associated with operating in China could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE • MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • RIYADH • SAN DIEGO • SAN FRANCISCO • SÃO PAULO • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Mr. Ethan Horowitz and Ms. Jennifer O’Brien
December 21, 2021

Please include disclosure that explains whether you are required to obtain any approvals to offer securities to foreign investors, and the consequences to you and your investors if you do not receive or maintain such approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

RESPONSE:

In response to the Staff’s comment, the disclosure in this risk factor will be revised as follows (see the blacklining below):

“As we are established, and operate substantially all of our businesses, in China, any changes in the political, economic and social conditions of the PRC or any changes in PRC governmental policies or regulations, including a change in the PRC government’s economic or monetary policies or railway or other transportation regulations, may have a material adverse effect on our business and our results of operations. For example, in August 2020, the NDRC approved plans for further improving the intercity rail system in the Greater Bay Area of southern China, and our Company was given a primary responsibility for developing the necessary infrastructure and connecting it with our existing network. In addition, the PRC government has been accelerating the transition of freight shipping from the road network to the rail network in order to reduce costs and pollution emissions and improve the transportation system generally, which is also expected to have a positive effect on our Company. However, these plans and policies may not be fully implemented, may not achieve the desired effects or may be impacted by other governmental policies and priorities in the future. Therefore, the expected positive impact on our Company may not be fully realized, which could have a material adverse impact on our operations and the value of our ADSs. In addition, if the focus of the PRC government shifts in terms of societal or economic priorities in the transportation sector, new policies could be enacted that could have a directly negative impact on our Company.

The economic environment in the PRC differs significantly from the United States and many Western European countries in terms of its structure, stage of development, capital reinvestment, growth rate, level of government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position.

Mr. Ethan Horowitz and Ms. Jennifer O’Brien
December 21, 2021

The PRC government’s economic reform policies since 1978 have resulted in a gradual reduction in state planning in the allocation of resources, pricing and management of assets, and a shift towards the utilization of market forces. The PRC government is expected to continue its reforms, and many of its economic and monetary policies still need to be developed and refined. In addition, we operate in the infrastructure and transportation sector, which is still highly subject to central planning initiatives, and changes in governmental policies from time to time may negatively affect our business and operations. For example, on January 1, 2016, the NDRC delegated its authority to set baseline ticket pricing standards for high-speed trains to CSRG. If CSRG increases or decreases the ticket prices for trains in our operation area, our revenue from railroad businesses will be affected accordingly. In April 2019, the PRC government lowered the value-added tax rate for railway transportation services from 10% to 9%, and CSRG lowered the baseline pricing standards for national railway transportation services. Accordingly, we lowered our transportation and ticket pricing. For further information on the ticket pricing, see “ITEM 4. INFORMATION ON THE COMPANY – B. Business Overview – Pricing.” While we believe the PRC government weighs heavily factors such as continuity and economic and social stability when creating and implementing laws and policies, we cannot assure you that future changes in governmental policies or regulation will not have a material adverse effect on our business, operations or results of operations. For example, a shift in emphasis away from rail transportation towards other forms of passenger and freight transportation services, could have a direct, immediate and substantial negative impact on our business. Similarly, an increase in the cost of our fuel, which is also subject to governmental price-setting mechanisms, could significantly increase our costs.    Any of these types of China-specific legal and regulatory risks could result in a material change in our operations and/or the value of our ADSs or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Any future issuance of securities by our Company to foreign investors would be subject to review and approval of the CSRC, and the CSRC may refuse to grant such approval. Furthermore, on December 19, 2020, the NDRC and MOFCOM promulgated the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, investments in military, national defense-related areas or in locations in proximity to military facilities, or investments that would result in acquiring the actual control of assets in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transport, cultural products and services, IT, Internet products and services, financial services and technology sectors, are required to be approved by designated governmental authorities in advance. These additional restrictions may make it more difficult for us, as

Mr. Ethan Horowitz and Ms. Jennifer O’Brien
December 21, 2021

an infrastructure-related company, to obtain approval for any issuance of securities to foreign investors. While we have no current plan to issue securities for fund-raising purposes, if we did decide to do so, we may not be able to receive the required approvals in a timely manner or at all, which could adversely affect our access to funding and our business operations generally.”

2.

The revised disclosure provided as part of your response to prior comment 4 does not appear to address the liquidity risks that operating in China poses to investors. Please revise your disclosure in this regard. In addition, more directly address the risk that rules and regulations in China can change quickly with little advance notice.

RESPONSE:

In response to the Staff’s comment, the disclosure in this risk factor will be revised as follows (see the blacklining below):

“As the PRC and the U.S. have different legal systems and the court decisions in China do not have binding force on subsequent cases, there are significant differences between the PRC legal system and the U.S. legal system. China has a civil law system based on written statutes, which, unlike common law systems, is a system in which decided judicial cases have little precedential value. Furthermore, interpretation of statutes and regulations may be subject to government policies reflecting domestic political changes. The relative inexperience of China’s judiciary in many cases creates additional uncertainty as to the outcome of litigation. In addition, enforcement of existing laws or contracts based on existing laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement within China. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

In addition, our ability to issue new securities or otherwise continue to support liquidity in the trading of our outstanding securities is subject to regulation by the PRC central government. Foreign ownership of our Company or our ability to continue to issue new securities in the U.S. are subject to continued approvals of the PRC government, which could be revoked or changed at any time, and which consequently could cause the trading in our ADSs and other securities to become illiquid without notice and/or significantly and adversely impact their trading prices.

Mr. Ethan Horowitz and Ms. Jennifer O’Brien
December 21, 2021

While the trend of legislation over the last 20 years has significantly enhanced the protection of foreign investment and allowed for more control by foreign parties of their investments in Chinese enterprises, there can be no assurance that a change in leadership, social or political disruption, or unforeseen circumstances affecting China’s political, economic or social life, will not affect the PRC’s ability to continue to support and pursue these reforms. Such a shift, or other significant changes in laws or regulations for whatever reason, could have a material adverse effect on the company business and prospects and could happen quickly with little or no advance notice.

In addition, because the PRC Company Law is different in certain important aspects from company laws in Hong Kong, the United States and other common law countries and regions and because the PRC laws and regulations dealing with business and economic matters, including PRC securities laws, are still evolving, you may not enjoy the same shareholder protections to which you may be entitled in Hong Kong, the United States or other jurisdictions.”

3.

Please expand the revised disclosure provided with your response to prior comment 4 to more clearly explain how regulatory, liquidity, and enforcement risks from operating in China could result in a material change in your operations and/or the value of your ADSs.

RESPONSE:

In response to the Staff’s comment, the disclosure in this risk factor will be further revised as follows (see the blacklining below):

“Changes in laws and policy could negatively affect our business and operations. Conflicting regulatory requirements could also increase our compliance costs and subject us to regulatory scrutiny. Any further escalation in geopolitical tensions or a trade war, or news and rumors of any escalation, could affect activity levels within our region of operation and have a material and adverse effect on our business, results of operations, and/or the trading prices of our ADSs and/or other securities. Any restrictions imposed by the United States or other countries on capital flows into China or China-based companies may prevent potential investors from investing in us, and the trading prices and liquidity of our ADSs and/or other securities may suffer as a result.”

Mr. Ethan Horowitz and Ms. Jennifer O’Brien
December 21, 2021

Risks Associated with Chinese Accounting Firms, page 18

4.

Please expand the revised disclosure provided in response to prior comment 6 to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

RESPONSE:

In response to the Staff’s comment, the disclosure in this risk factor will be further revised as follows (see the blacklining below):

“This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Additionally, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive “non-inspection” years, and ~~that~~ as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the Holding Foreign Companies Accountable Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. While we understand that there have been communications among the CSRC, the SEC and the PCAOB regarding the potential for inspection of PCAOB-registered accounting firms in China, we and our auditors still may not be able to comply with the requirements imposed by the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act. The market prices of our ADSs and ordinary shares could be adversely affected as a result of anticipated negative impact of the Holding Foreign Companies Accountable Act or the Accelerating Holding Foreign Companies Accountable Act upon, as well as negative investor sentiment towards, China-based companies such as our Company whose securities are traded in the U.S., regardless of their actual operating performance.”

Mr. Ethan Horowitz and Ms. Jennifer O’Brien
December 21, 2021

* * * *

Should you have any questions about the responses contained herein, please contact me at (650) 687-4190 (office) or by email at aseem@jonesday.com.

Sincerely yours,

/s/ Alan Seem

Alan Seem

Enclosures

Cc:	Luo Xinpeng, Chief Accountant, Guangshen Railway Company Limited

Tang Xiang Dong, Board Secretary, Guangshen Railway Company Limited